Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera announces preliminary unaudited sales revenues for the 1st Quarter 2018

Leverkusen, Germany, 12 April 2018 – Biofrontera AG (NASDAQ ticker symbol: BFRA, ISIN: DE0006046113), the specialist for the treatment of sun-induced skin cancer, today announced preliminary unaudited revenue for the first quarter of fiscal year 2018.

The preliminary unaudited revenues of Biofrontera group for the period January to March 2018 were between 4.6 and 4.7 million euros. This corresponds to a sales growth of approx. 80% compared to the previous year, with pure product sales increasing by approximately 107%.

Preliminary unaudited quarterly product sales in the USA are expected to be approximately EUR 3.4 million, compared to EUR 1.3 million in the same period in 2017; product sales in Germany and Europe will be approximately EUR 1.2 million, compared to EUR 0.9 million in Q1 2017.

Overall, sales in the first quarter of 2018 were thus significantly higher than in the previous year and are further proof of the company’s successful growth strategy.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com